Exhibit 99.1

Cardiome Announces Publication of Spanish Emergency Department BRINAVESS Study

NASDAQ: CRME   TSX: COM

VANCOUVER, May 11, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the publication of results from an open label, single-center, single-arm study conducted by independent researchers at the Hospital Arnau de Vilanova in Valencia, Spain, with the objective of reporting their experience of using BRINAVESS® in atrial fibrillation patients eligible to receive the drug in the emergency department setting between Jan 2014 to Dec 2015. Median duration of the atrial fibrillation episode was 4 (range: 1-118) hours. The study authors, Cosin-Sales J. et al., found that in a total of 52 treatments (n= 47, of which 5 received BRINAVESS in 2 separate visits) with BRINAVESS, conversion to sinus rhythm was successful in 86% of the attempts. The median time to conversion was 8 minutes, which led to a short stay in the Emergency Department (mean 5.3 [range: 2-18] hours). These results were published online on April 28, 2016, in a Letter to the Editor in the journal Revista Española de Cardiologia.1

Additional study findings:

•	Elevated heart rate on the first electrocardiogram at arrival was independently associated with successful cardioversion (p=0.034).
•	Presence of structural heart disease was non-significantly associated with low success rates (p=0.084).
•	5 patients experienced mild, transient adverse effects including self-limiting cough and nausea (n=2), dysgeusia (n=1), self-limiting atrial flutter (n=1), and sustained ventricular tachycardia (n=1, BRINAVESS infusion was maintained with subsequent conversion to sinus rhythm).

"We are excited that the BRINAVESS study by Cosin-Sales demonstrated similar efficacy and safety results to other real-world setting publications," said Kiran Bhirangi, M.D., Cardiome's Head of Medical Affairs. "These results are a welcome addition to the growing literature of BRINAVESS, particularly its use in the emergency department. This study shows that in the patient profile as identified by the authors and using BRINAVESS according to the label instructions, the drug continues to perform as expected resulting in rapid discharge from the emergency department.  We thank the investigators from the Hospital Arnau de Vilanova for initiating this study to learn first-hand how BRINAVESS could positively impact their treatment of patients suffering from recent-onset atrial fibrillation and sharing their findings with colleagues globally."

There was no financial or manuscript support from Cardiome Pharma Corp., or any of its subsidiaries, during any stage of this trial.

References:

1.	Cosin-Sales J, et al. Real-world Data on the Efficacy of Vernakalant for Pharmacological Cardioversion in Patients With Recent-onset Atrial Fibrillation. Rev Esp Cardiol. 2016. http://dx.doi.org/10.1016/j.recesp.2016.02.021

About BRINAVESS
BRINAVESS (vernakalant HCl) is an antiarrhythmic medicine that has relatively atrial selective effects on the heart causing prolonged atrial selective refractoriness and rate dependent slowing of atrial conduction. BRINAVESS is approved for marketing in Europe and several other countries. In Europe it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation ≤ 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation ≤ 3 days duration. Patients with following conditions should not be infused with BRINAVESS (contraindications): hypersensitivity to the active substance or to any of the excipients, patients with severe aortic stenosis, systolic blood pressure < 100 mm Hg, heart failure class NYHA III and NYHA IV, prolonged QT at baseline (uncorrected > 440 msec), severe bradycardia, sinus node dysfunction or second degree and third degree heart block in the absence of a pacemaker; use of intravenous rhythm control antiarrhythmics (class I and class III) within 4 hours prior to, as well as in the first 4 hours after, BRINAVESS administration; or acute coronary syndrome (including myocardial infarction) within the last 30 days.

Cases of serious hypotension have been reported during and immediately following BRINAVESS infusion. Patients should be carefully observed for the entire duration of the infusion and for at least 15 minutes after completion of the infusion with assessment of vital signs and continuous cardiac rhythm monitoring. If sudden drop in blood pressure or heart rate, ECG changes such as complete AV block, significant QT interval changes or ischemic changes or ventricular arrhythmia occurs during the first infusion, patient should not receive the second infusion. Patients with CHF showed higher incidence of hypotension and ventricular arrhythmias within first two hours of the infusion. Based on data from 1,018 patients in eight phase 2 and phase 3 trials, the most commonly reported adverse reactions (> 5%) seen in the first 24 hours after receiving BRINAVESS were dysgeusia (taste disturbance) (16.0%), sneezing (12.5%), and paraesthesia (6.9%).

BRINAVESS is not approved for sale in the United States.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Vice President, Business Development and Investor Relations, (604) 676-6993 or Toll Free: 1-800-330-9928, Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 11-MAY-16